SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

                            Report of Foreign Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                    under the Securities Exchange Act of 1934

                             Dated December 7, 2006

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                        Commission File Number: 001-14666

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                            MITTAL STEEL COMPANY N.V.

                 (Translation of registrant's name into English)

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                             15th Floor, Hofplein 20
                                3032 AC Rotterdam
                                 The Netherlands
              (Address of registrant's principal executive offices)
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     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F X     Form 40-F
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     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes     No X
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     If "Yes, is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

INDEX
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Exhibit 99.1 Arcelor Mittal expects higher EBITDA in 2007


Exhibit 99.2 Arcelor Mittal announces sale of Thuringen long carbon steel plant


Exhibit 99.3 Arcelor Mittal signs (euro)17 billion credit facility

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           MITTAL STEEL COMPANY N.V.


Date:  December 6, 2006                    By:    /s/ Henk Scheffer
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                                           Name:  Henk Scheffer
                                           Title: Company Secretary

                                  EXHIBIT INDEX
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Exhibit 99.1 Arcelor Mittal expects higher EBITDA in 2007



Exhibit 99.2 Arcelor Mittal announces sale of Thuringen long carbon steel plant



Exhibit 99.3 Arcelor Mittal signs (euro)17 billion credit facility